MAIL STOP 3561

February 13, 2007

Cindy Swank, President
APD Antiquities, Inc.
1314 S. Grand Blvd., Suite 2-250
Spokane, Washington 99202

> **Re: APD Antiquities, Inc.**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **File Number 000-50738**

Dear Ms. Swank:

We have reviewed your supplemental response and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal Quarter ended September 30, 2006

Exhibit 31.1, Certification

1. We note that the language provided in your certification differs in several respects from the exact language required by Item 601(b)(31) of Regulation S-B. Please confirm that in future filings, the language of your certification(s) will be conformed to the exact language required by Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies